EXHIBIT 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES B PREFERRED STOCK

OF

OCULUS INNOVATIVE SCIENCES, INC.

The undersigned do hereby certify that the following resolution was duly adopted by the Board of Directors of Oculus Innovative Sciences, Inc., a Delaware corporation (the “Company”), on October 18, 2016:

RESOLVED, that pursuant to the authority vested in the board of directors of the Company (the “Board of Directors”) by the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Board of Directors does hereby create, authorize and provide for the issue of a series of Preferred Stock, par value $0.0001 per share, of the Company, to be designated “Series B Preferred Stock,” initially consisting of 100,000 shares, and to the extent that the designations, powers, preferences and relative and other special rights and the qualifications, limitations or restrictions of the Series B Preferred Stock are not stated and expressed in the Certificate of Incorporation, does hereby fix and herein state and express such designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions thereof, as follows (all terms used herein which are defined in the Certificate of Incorporation shall be deemed to have the meanings provided therein):

SECTION 1. Designation and Amount. There shall be a series of Preferred Stock designated as “Series B Preferred Stock,” and the number of shares constituting such series shall be 100,000. Such number of shares may be increased or decreased by resolution of the Board of Directors of the Company (the “Board”); provided, however, that no decrease shall reduce the number of shares of Series B Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Company.

SECTION 2. Dividends or Distributions. Subject to the superior rights of the holders of shares of any other series of preferred stock of the Company or other class of capital stock of the Company ranking superior to the shares of Series B Preferred Stock with respect to dividends or distributions, the holders of shares of Series B Preferred Stock shall be entitled to receive a dividend or distribution, when, as and if declared by the Board, out of the assets of the Company legally available therefor.

SECTION 3. Voting Rights. The holders of shares of Series B Preferred Stock, in addition to the voting rights provided by law, shall have the following voting rights:

(a) Each holder of Series B Preferred Stock shall be entitled to a number of votes on each matter on which holders of the Common Stock, par value $0.0001 per share, of the Company (the “Common Stock”) or stockholders are entitled to vote equal to the Formula Number then in effect, for each share of Series B Preferred Stock held of record, multiplied by the maximum number of votes per share which any holder of Common Stock or stockholders generally then have with respect to such matter (assuming, if applicable, any holding period or other requirement to exercise such maximum voting rights is satisfied). As used herein, the “Formula Number” shall be 1,000; provided, however, that, if at any time after October 18, 2016, the Company shall (i) declare or pay any dividend on the Common Stock payable in shares of Common Stock or make any distribution on the Common Stock in shares of Common Stock, (ii) subdivide (by a stock split or otherwise) the outstanding shares of Common Stock into a larger number of shares of Common Stock, or (iii) combine (by a reverse stock split or otherwise) the outstanding shares of Common Stock into a smaller number of shares of Common Stock, then in each such event the Formula Number shall be adjusted to a number determined by multiplying the Formula Number in effect immediately prior to such event by a fraction, the numerator of which is the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event (and rounding the result to the nearest whole number); and provided further that, if at any time after October 18, 2016, the Company shall issue any shares of its capital stock in a merger, reclassification, or change of the outstanding shares of Common Stock, then in each such event the Formula Number shall be appropriately adjusted to reflect such merger, reclassification or change so that each share of Series B Preferred Stock continues to be the economic equivalent of a Formula Number of shares of Common Stock prior to such merger, reclassification or change.

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(b) Except as otherwise herein provided or by applicable law, the holders of shares of Series B Preferred Stock and the holders of shares of Common Stock shall vote together as one class for the election of directors of the Company and on all other matters submitted to a vote of stockholders of the Company.

SECTION 4. Certain Restrictions. Whenever dividends or distributions on the Series B Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred Stock outstanding shall have been paid in full, the Company shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock; provided, however, that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series B Preferred Stock; or

(iv) purchase or otherwise acquire for consideration any shares of Series B Preferred Stock, or any shares of stock ranking on a parity with the Series B Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board) to all holders of such shares upon such terms as the Board, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

SECTION 5. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, no distribution shall be made (1) to the holders of any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received an amount equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, plus an amount equal to the greater of (x) $1,000 per whole share or (y) an aggregate amount per share equal to the Formula Number then in effect times the aggregate amount to be distributed per share to holders of Common Stock or (2) to the holders of any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock, except distributions made ratably on the Series B Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

SECTION 6. Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash or any other property, then in any such case the then outstanding shares of Series B Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share equal to the Formula Number then in effect times the aggregate amount of stock, securities, cash or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is exchanged or changed. In the event both this Section 6 and Section 2 appear to apply to a transaction, this Section 6 will control.

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SECTION 7. No Redemption; No Sinking Fund. (a) The shares of Series B Preferred Stock shall not be subject to redemption by the Company or at the option of any holder of Series B Preferred Stock; provided, however, that, subject to Section 4(a)(iv), the Company may purchase or otherwise acquire outstanding shares of Series B Preferred Stock in the open market or by offer to any holder or holders of shares of Series B Preferred Stock.

(b) The shares of Series B Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

SECTION 8. No Purchase Fund. The shares of Series B Preferred Stock shall not be subject to or entitled to the operation of a purchase fund.

SECTION 9. No Conversion; No Exchange. The shares of Series B Preferred Stock shall not be convertible into, or exchangeable for, shares of any other class or series.

SECTION 10. Ranking. The Series B Preferred Stock shall rank junior to all other series of preferred stock of the Company unless the Board shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of such series and the qualifications, limitations and restrictions thereof.

SECTION 11. Fractional Shares. The Series B Preferred Stock shall be issuable upon exercise of the Rights issued pursuant to the Rights Agreement in whole shares or in any fraction of a share that is one one-thousandth of a share (as such fraction may be adjusted as provided in the Rights Agreement) or any integral multiple of such fraction which shall entitle the holder, in proportion to such holder’s fractional shares, to receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series B Preferred Stock. In lieu of any fractional shares, the Company may elect (a) to make a cash payment as provided in the Rights Agreement for fractions of a share, other than those one one-thousandths (1/1,000ths) of a Preferred Share (as such fraction may be adjusted as provided in the Rights Agreement), or any integral multiple thereof, represented by one or more whole Rights immediately prior to such exercise, or (b) to issue depositary receipts evidencing fractional shares of Series B Preferred Stock pursuant to an appropriate agreement between the Company and a depository selected by the Company; provided, however, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as holders of the Series B Preferred Stock.

SECTION 12. Reacquired Shares. Any shares of Series B Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancelation become authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Articles.

SECTION 13. Amendment. So long as any shares of Series B Preferred Stock shall be outstanding, (i) none of the voting power, the designations, the relative preferences, powers, participating, optional or other special rights and the qualifications, limitations and restrictions of the Series B Preferred Stock as herein provided shall be amended in any manner which would alter or change the powers, preferences, rights or privileges of the holders of Series B Preferred Stock so as to affect them adversely and (ii) no amendment, alteration or repeal of the Articles or of the Amended and Restated By-laws of the Company shall be effected so as to affect adversely any of such powers, preferences, rights or privileges.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed by Jim Schutz its Chief Executive Officer, as of the 18th day of October, 2016.

Oculus Innovative Sciences, Inc.

By:	/s/ Jim Schutz
Jim Schutz
Chief Executive Officer

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